

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 9, 2009

<u>Via U.S. Mail and Fax</u>
Mr. David H. Dingus
Principal Executive Officer
AZZ, Inc.
University Centre I, Suite 200
1300 South University Drive
Fort Worth, Texas   76107

> RE: **AZZ, Inc.**
> **Form 10-K for the fiscal year ended February 27, 2008**
> **Filed May 12, 2008 and**
> **Forms 10-Q for the quarters ended November 30, 2008**
> **Filed January 9, 2009**
> **File No. 001-2777**

Dear Mr. Dingus:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director